

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207


SEC
APR 19 2005
WASH, D.C.
202
SECTION

US SEC EXEMPTION
FILE NO. 82-3572

18 [redacted]



SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached the following:

1. SEC Form 17-C dated March 2, 2005 regarding the clarification of the news article entitled "Gov't stands pat vs extending tariff cover for JG Summit's naphtha cracker plant";

2. SEC Form 17-C dated March 8, 2005 regarding the approval by the Board of Directors of the amendments to the By-Laws; and

3. SEC Form 17-C dated March 9, 2005 regarding the clarification of the news article entitled "JG Summit Petrochem seeks new pioneer status with BOI".

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

Encl: as stated

/mhd


SEC MAIL PROCESSING
RECEIVED
APR 19 2005
WASH. D.C. SECTION
202

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day

Fiscal Year

Clarification of the news article entitled
"Gov't stands pat vs extending tariff cover for JG Summit's naphtha cracker plant"

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number ______ LCU

Document I.D. ______ Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **March 2, 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A" - Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated March 1, 2005 in response to the fax letter of PSE in Annex "B" below.

Annex "B" - Fax letter of PSE to the Company dated February 28, 2005 requesting for confirmation of the veracity of the information contained in the news article in Annex "C" below.

Annex "C" - News article entitled "Gov't stands pat vs extending tariff cover for JG Summit's naphtha cracker plant" which appeared in the February 28, 2005 issue of Business World (Internet Edition).

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



March 2, 2005
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

ANNEX "A"



JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER-ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

1 March 2005

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Christine D. Soto
Specialist, Disclosure Department

Ma. Pamela D. Quizon-Labayen
Head, Disclosure Department

Gentlemen:

We refer to your fax-letter dated February 28, 2005 requesting us to confirm the veracity of the information contained in a news article entitled "Gov't stands pat vs extending tariff cover for JG Summit's naphtha cracker plant" which appeared in the February 28, 2005 issue of BusinessWorld (Internet Edition).

As previously disclosed to the Exchange in our letter dated 15 February 2005, please be advised that JG Summit Petrochemical Corporation (JGSPC) has not received any formal notice from either the Committee on Tariff and Related Matters or the Board of Investments that they are opposing the milestones submitted by JGSPC for the naphtha cracker project.

Very truly yours,



ROSALINDA F. RIVERA
Corporate Secretary

ANNEX "B"

facsimile transmittal

4th Floor, Philippine Stock Exchange Center,
Exchange Road,
Ortigas Center, Pasig City
Trunkline: 688-7518
Fax. No. 636-0809

The Philippine Stock Exchange, Inc.

To	:	ATTY. ROSALINDA F. RIVERA *Corporate Secretary*
Company	:	JG SUMMIT HOLDINGS, INC.
Subject	:	**"Gov't stands pat vs extending tariff cover for JG Summit's naphtha cracker plant"**
Date	:	February 28, 2005

Dear Atty. Rivera:

This is in reference to the attached news article entitled "Gov't stands pat vs extending tariff cover for JG Summit's naphtha cracker plant" published in the February 28, 2005 issue of the BusinessWorld (Internet Edition). The article reported that:

> "x x x
>
> *The Cabinet-level Committee on Tariff and Related Matters (TRM) is sticking to its original decision to give JG Summit Petrochemical Corp. six months to arrive at a financial deal for its naphtha cracker project or else lose tariff protection, the government's chief economic planner said.*
>
> *Still, the Gokongwei-led firm has revised its schedule and now expects a financial closing in December instead of June as originally promised.*
>
> x x x
>
> *Officials have said a financial closing is the most important milestone and must be achieved by June.*
>
> x x x"

In view thereof, please confirm the veracity of the information contained in the above-mentioned news article or provide an update in relation to your previous disclosure dated February 15, 2005. We shall appreciate receiving your response **before 4:00 p.m. tomorrow, March 1, 2005,** so that we may properly apprise the Trading Participants and the investing public of the same.

Respectfully yours,

CHRISTINE D. SOTO
Specialist, Disclosure Department

Noted By:

MA. PAMELA D. QUIZON-LABAYEN
Head, Disclosure Department

ANNEX "C"

BusinessWorldOnline


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BusinessWorld

corporate world

MANILA, PHILIPPINES | Monday, February 28, 2005

Gov't stands pat vs extending tariff cover for JG Summit's naphtha cracker plant

Government officials are not keen on giving in to the Gokongwei-led company's desire for a longer time to seal a financial deal which is being used as an indicator on whether to maintain existing tariff protection on petrochemical resins.

The Cabinet-level Committee on Tariff and Related Matters (TRM) is sticking to its original decision to give JG Summit Petrochemical Corp. six months to arrive at a financial deal for its naphtha cracker project or else lose tariff protection, the government's chief economic planner said.

Still, the Gokongwei-led firm has revised its schedule and now expects a financial closing in December instead of June as originally promised.

Socioeconomic Planning Sec. Romulo L. Neri told reporters the sentiment versus tariff distortion in the petrochemical sector remains high among government policymakers considering its disastrous effects on the economy.

The TRM committee has asked the Board of Investments (BoI) to outline the steps to be followed in implementing the timetable and in evaluating JG Summit Petrochemical's compliance with certain "milestones."

"We're asking BoI to operationalize precisely what these milestones will be, what are the parameters for implementing [the TRM] decision," Mr. Neri said following a TRM meeting last week.

Officials have said a financial closing is the most important milestone and must be achieved by June.

By Judge Artemio S. Tipon
"Bill of lading"

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Otherwise, the government will be forced to bring down tariffs on petrochemical resins, currently at 7% to 10%, to between zero to 5% under the Common Effective Preferential Tariff scheme of the Association of Southeast Asian Nations Free Trade Area or AFTA.

A two-year tariff cover expired in December and the industry is under a de facto extension as no executive order has been issued to lower or maintain petrochemical tariffs to give JG Summit Petrochemical more time to finalize the naphtha cracker plan. -- **Felipe F. Salvosa II**

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TRANSPORT EVENTS MANAGEMENT



PSE Code HO-180


SEC MAIL
RECEIVED
PROCESSING
APR 1 9 2005
WASH.
SECTION

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

1	2		3	1
Month			Day	

Fiscal Year

1	7	-	C	

FORM TYPE

Second Thursday of June
Month Day

AMENDMENT OF BY-LAWS

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A
Domestic

N/A
Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes.

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION


SEC HRAD
MAR 0 9 2005
CENTRAL RECEIVING AND RECORDS DIVISION
By:

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **March 8, 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044**   3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines**   6. Industry Classification Code: ____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**   **1605**
   (Address of principal office)   (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

The Board of Directors of JG Summit Holdings, Inc. (the "Corporation") approved a resolution amending the Amended By-Laws of the Corporation: (a) to include certain provisions on the election of directors; (b) to include certain provisions on the required number of independent directors; and (c) to delegate to the Board of Directors the power to amend or repeal the By-Laws or adopt new By-Laws of the Corporation.

The Board of Directors of the Corporation also resolved that the above-mentioned amendments be presented to the stockholders for approval at this year's annual meeting of the stockholders.

- 0 -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



March 8, 2005
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/

FILE


SEC MAIL
PROCESSING
RECEIVED
APR 1 9 2005
WASH, D.C.
202
SECTION

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

12	31	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

Clarification of news article entitled
"JG Summit Petrochem seeks new pioneer status with BOI"

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **March 9, 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC Form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A" - **Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated March 8, 2005 in response to the fax letter of the PSE in Annex "B" below.**

Annex "B" – **Fax letter of PSE to the Company dated March 7, 2005 requesting for confirmation of the veracity of the information contained in the news article in Annex "C" below or for an update in relation to our previous disclosure dated March 1, 2005.**

Annex "C" – **News article entitled "JG Summit Petrochem seeks new pioneer status with BOI" which appeared in the March 7, 2005 issue of The Philippine Star.**

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



March 9, 2005
(Date)

Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd



ANNEX "A"

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

8 March 2005

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Christine D. Soto
Specialist, Disclosure Department

Ma. Pamela D. Quizon-Labayen
Head, Disclosure Department

Gentlemen:

We refer to your fax-letter dated March 7, 2005 requesting us to confirm the veracity of the information contained in a news article entitled "JG Summit Petrochem seeks new pioneer status" which appeared in the March 7, 2005 issue of The Philippine Star.

We were advised by JG Summit Petrochemical Corporation that it has re-applied for registration with the Board of Investments on a pioneer basis as a new domestic producer of ethylene, propylene, pyrolsis gas and other by-products.

Very truly yours,



ROSALINDA F. RIVERA
Corporate Secretary

ANNEX "B"

facsimile transmittal

4th Floor, Philippine Stock Exchange Center,
Exchange Road,
Ortigas Center, Pasig City
Trunkline: 688-7600
Fax. No. 636-0809

The Philippine Stock Exchange, Inc.

To	:	**ATTY. ROSALINDA F. RIVERA**
		Corporate Secretary
Company	:	**JG SUMMIT HOLDINGS, INC.**
Subject	:	**"JG Summit Petrochem seeks new pioneer status with BOI"**
Date	:	**March 7, 2005**

Dear Atty. Rivera:

This is in reference to the attached news article entitled "JG Summit Petrochem seeks new pioneer status with BOI" published in the March 7, 2005 issue of The Philippine Star. The article reported that:

> *"JG Summit Petrochemical Corp. (JGSPC) has re-applied for registration with the Board of Investments (BOI) on a pioneer basis as a new domestic producer of ethylene, propylene, pyrolysis gas and other by-products. Based on its application documents with the BOI, the JGSPC naphtha cracker project would have a cost of P26.247 billion to be financed primarily from loans amounting to P18.373 billion and equity contribution of P7.874 billion. The JGSPC naphtha cracker project is scheduled to start commercial operation by December 2008. xxx However, due to the expected changes in the scope of the project, JGSPC has requested the cancellation of its BOI registration without prejudice to its re-application. The BOI agreed to cancel JGSPC's previous registration without prejudice to JGSPC's re-application. xxx JGSPC had recently asked the Department of Trade and Industry for a six months extension of the 'milestone' review of its commitments regarding it (sic) naphtha cracker project. JGSPC, a joint venture between JG Summit Holdings of taipan John Gokongwei and Marubeni corp. of Japan, explained to the DTI that it has not yet closed a vital loan for it (sic) proposed naphtha cracker facility in Batangas City. As such, JGSPC has moved back the financial closing of a loan for its proposed naphtha cracker facility to December this year instead of June."*

In view thereof, please confirm the veracity of the information contained in the above-mentioned news article or provide an update in relation to your previous disclosure dated March 1, 2005. We shall appreciate receiving your response **before 9:00 a.m. tomorrow, March 8, 2005,** so that we may properly apprise the Trading Participants and the investing public of the same.

Respectfully yours,



CHRISTINE D. SOTO
Specialist, Disclosure Department

Noted by:



MA. PAMELA D. QUIZON-LABAYEN
Head, Disclosure Department

ANNEX "C"

MONDAY, MARCH 7, 2005 The Philippine STAR BUSI

JG Summit Petrochem seeks new pioneer status with BOI

By MARIANNE V. GO

JG Summit Petrochemical Corp. (JGSPC) has re-applied for registration with the Board of Investments (BOI) on a pioneer basis as a new domestic producer of ethylene, propylene, pyrolysis gas and other by-products.

Based on its application documents with the BOI, the JGSPC naphtha cracker project would have a cost of P26.247 billion to be financed primarily from loans amounting to P18.373 billion and equity contribution of P7.874 billion.

The JGSPC naphtha cracker project is scheduled to start commercial operation by December 2008.

The projected output of JGSPC is 318 metric tons of ethylene, 189 MT of propylene, 218 MT of py gas, 150 MT of fuel gas (for JGSPC's own use) and 28 MT of fuel oil (of which 16 MT or 58 percent would be for JGSPC's own use and 12 MT or 42 percent for sale).

JGSPC's major stockholder is JG Summit Holdings Inc. with 82.28 percent, followed by Marubeni Corp. with 17.71 percent.

The JGSPC naphtha cracker project to be located in Batangas would be the first in the country and would complete the full integration of the petrochemical industry, cutting down dependence on imported ethylene and propylene feedstock.

The JGSPC naphtha cracker project is a backward integration of JGSPC's existing polyethylene (PE) and polypropylene (PP) plants.

With the new naphtha cracker facility, it is projected that the combined capacities of the PE plants would increase from 180,000 MT per year to 350,000 MT per year and PP plants of 185,000 MT per year would be fully utilized.

The naphtha cracker project was previously registered in May 2004 with the BOI as a new domestic producer of ethylene and propylene with a projected cost of P14.406 billion (at the then exchange rate of P28 to $1) and was supposed to start commercial operation last October 2004.

However, due to the expected changes in the scope of the project, JGSPC has requested the cancellation of its BOI registration without prejudice to its re-application.

The BOI agreed to cancel JGSPC's previous registration without prejudice to JGSPC's re-application.

The higher project cost of P26.247 billion is based on an exchange rate of P56 to $1. JGSPC was established on Feb. 24, 1994.

JGSPC had recently asked the Department of Trade and Industry for a six months extension of the *"milestone"* review of its commitments regarding it naphtha cracker project.

JGSPC, a joint venture between JG Summit Holdings of taipan John Gokongwei and Marubeni Corp. of Japan, explained to the DTI that it has not yet closed a vital loan for it proposed naphtha cracker facility in Batangas City.

As such, JGSPC has moved back the financial closing of a loan for its proposed naphtha cracker facility to December this year instead of June.

Philippine Star, March 7, 2005